SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs its shareholders and the market in general that it that it has celebrated, with Petróleo Brasileiro S.A. – Petrobras, the following long-term contracts for Braskem's industrial plants:

(1)	Petrochemical Naphtha Purchase and Sale Agreements for supply to Braskem plants in the states of São Paulo, Bahia and Rio Grande do Sul with prices based on the international Naphtha ARA reference. The contracts provide for a minimum monthly withdrawal quantity, with the possibility of negotiating additional quantities to those contracted monthly, reaching up to 4.116 million tons in 2026 and reaching up to 4.316 million tons in 2030. The contracts are valid for 5 years, starting on 01/01/2026.
(2)	Purchase and Sale Agreement for Ethane, Propane and Hydrogen for supply in the state of Rio de Janeiro with prices based on international references for Henry Hub Natural Gas and Mont Belvieu Propane. From 2026 to 2028, the contract includes maintaining the quantity currently contracted with production and supply from Reduc. From 2029 to 2036, the contract includes an increase in the contracted quantity to 725 thousand tons of ethylene equivalent per year to meet the project to increase the production capacity of the Rio de Janeiro petrochemical Complex as disclosed in the Material Fact of October 24, 2025, with production and supply from Reduc and/or the Boaventura Complex. The contract is valid for 11 years, starting on 01/01/2026.
(3)	Propylene Purchase and Sale Contracts originating from the Reduc, Recap and Refap refineries based on international propylene references. The contracted quantity is up to 140 thousand tons per year at Recap, 100 thousand at Reduc and scaled into 14, 24, 36, 48 and 60 thousand tons per contractual year at Refap. The contracts are valid for 5 years, starting on 05/18/2026.

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Additional information can be obtained from the Investor Relations Department by calling (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, December 18, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.